CALLED HIGHER STUDIOS, INC.

Revenue Participation Agreement

The undersigned (the "**Investor**" or "**Lender**", these terms are used interchangeably), and together with all other Revenue Participation holders, (the "**Investors**" or "**Lenders**") represents and understands that Called Higher Studios, Inc., a Delaware corporation (the "Issuer" or "Borrower", these terms are used interchangeably) is offering (the "Offering") Revenue Participation Rights pursuant to this Revenue Participation Agreement in a Regulation CF offering subject to the Issuer's Form C SEC filing (the "Form C", and collectively with this Revenue Participation Agreement, the "**Offering Documents**"), in which the Issuer proposes to raise a minimum aggregate amount of $10,000 (the "Target Offering Amount") and not more than a maximum aggregate amount of $250,000 (the "Maximum Offering Amount").

This Revenue Participation Agreement (this "**Revenue Participation Agreement**") relates to Investor's agreement to purchase Revenue Participation Rights in the amount of $ $[AMOUNT] (the "**Purchase Price**"), on or about the date of this Revenue Participation Agreement, to be issued by the Issuer, subject to the terms, conditions, acknowledgements, representations and warranties stated herein and in the Offering Documents, as the same may be supplemented or amended. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Documents.

Investor understands that if Investor wishes to purchase Revenue Participation Rights, Investor must complete this Revenue Participation Agreement and submit the applicable Purchase Price in accordance with the instructions set forth in the Offering Documents and on "WeFunder.com"; hereinafter the "**Portal**")'s page for this Offering.

In order to induce the Company to accept this Revenue Participation Agreement for the Revenue Participation Rights and as further consideration for such acceptance, Investor hereby makes, adopts, confirms and agrees to all of the following covenants, acknowledgements, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Revenue Participation Agreement.

1. Definitions. The following terms, as used herein, shall have the following meanings: "Film" means the feature film entitled "The Anne Beiler Project", or any name other name that the film may take. For clarity, the Film is the film being produced by the Issuer on the life of Anne Beiler, the founder of Auntie Anne's Pretzels.

   "Production Budget" means monies provided for the physical production and filming of the Film, including but not limited to monies used to secure locations, pay actors, crew, insurance, and other film related costs.

   "Revenue Participation Rights" means the Investors right to receive payment from the Issuer, in an amount not to exceed one hundred and twenty percent (120%) of the Investors Purchase Price, from the Revenues or the Production Budget of the Film, whichever comes first. For clarity, Investor shall only receive up to 120% of the Investors Purchase Price from either the Production Budget of the Film or the Revenues of the Film, but not both. If the Investor is paid back from the Production Budget of the Film, then Investor shall have no interest in the Revenue of the Film once the 120% repayment has been satisfied. If the film is presold and revenue is received prior to filming, then Investor shall be paid back prior to filming and shall have no interest in the Production Budget of the Film once the 120% repayment has been satisfied.

2. Subscription. Subject to the terms and conditions hereof and the provisions of the Offering Documents, the Issuer agrees to issue, sell, and deliver to each Investor, and each Investor agrees to purchase from the Issuer, Revenue Participation Rights in the amount of the Purchase Price.

3. Acceptance of Subscription. It is understood and agreed that the Issuer shall have the sole right, in its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Issuer only when Investor has received a confirmation of closed investment notice from the Portal. Subscriptions need not be accepted in the order received, and the Revenue Participation Rights will be allocated among Investors without priority.

4. The Closing. The closing of the purchase and sale of the Revenue Participation Rights shall take place as soon as reasonably possible after the Offering Deadline or at such earlier time as set by Issuer (the "**Closing**"), subject to the following conditions:

(a) The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Offering Amount by the Offering Deadline.

(b) The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

(c) The Offering may not close for any individual Investor until such Investor's identity is verified with the escrow agent (the "**Escrow Agent**"), and their funds have cleared the escrow account (the "**Escrow Account**").

(d) If the Issuer sets a Closing earlier than the Offering Deadline, the Issuer shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a Revenue Participation Agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Issuer will continue to accept commitments up to the Closing and Offering Deadline.

(e) The Offering may close in batches after the Offering Deadline as requirements are met for any such batch of Investors.

5. Payment for Revenue Participation Rights. The Investor shall pay to the Issuer the Purchase Price at the time of entering into this Revenue Participation Agreement. Investor may pay the Purchase Price by ACH, credit card, or wire transfer subject to limitations set forth in this agreement or through the Portal's technology. Payment shall be submitted to the Escrow Agent and held by the Escrow Agent until such time that it is either refunded to the Investor or distributed to the Issuer. If payment is never received by the Escrow Agent, Investor's subscription will not be accepted.

6. Termination. The Issuer and Investor may terminate this Revenue Participation Agreement as follows:

(a) The Investor may terminate this Revenue Participation Agreement for any reason, but only up to forty-eight (48) hours before the Closing, or if the Investor enters into this Revenue Participation Agreement during the last forty-eight (48) hours of the Offering, the Investor may not terminate this Revenue Participation Agreement.

(b) The Issuer may terminate this Revenue Participation Agreement at any time and for any reason up until the time that Investor's subscription is accepted.

(c) The Issuer may terminate this Revenue Participation Agreement after the Closing if the Investor's payment is subjected to a chargeback.

7. Representations and Warranties of the Issuer. As of the Closing, the Issuer represents and warrants that:

(a) The Issuer is duly formed and validly existing under the laws of the state of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Issuer of its business as it is currently being conducted.

(b) This Revenue Participation Agreement, when executed and delivered by the Issuer, shall constitute the valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) The Revenue Participation Rights, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Revenue Participation Agreement and the Offering Documents, will be validly issued, fully paid and non-assessable.

8. Representations and Warranties of the Investor. The Investor hereby represents and warrants to and covenants with the Issuer that:

(a) The Investor has the capacity to purchase the Revenue Participation Rights, enter into this Revenue Participation Agreement and to perform all the obligations required to be performed by the Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on the Investor or any investment guideline or restriction applicable to the Investor.

(b) The Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Revenue Participation Rights as a nominee or agent or otherwise for any other person.

(c) The Investor is a citizen of the United States of America OR a citizen of another country that is approved by the Portal and all federal regulations to accept investments from.

(d) The Investor is at least eighteen (18) years of age.

(e) The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells the Revenue Participation Rights and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Issuer shall have no responsibility therefor.

(f) The Investor has received a copy of the Offering Documents. The Investor has not been furnished any offering literature other than the Offering Documents and has relied only on the information contained therein.

(g) The Investor understands and accepts that the purchase of the Revenue Participation Rights involves various risks, including the risks outlined in the Offering Documents. The Investor represents that it is able to bear any loss associated with an investment in the Revenue Participation Rights.

(h) The Investor confirms that it is not relying on any communication (written or oral) of the Issuer or any of its affiliates, as investment advice or as a recommendation to purchase the Revenue Participation Rights. It is understood that information and explanations related to the terms and conditions of the Revenue Participation Rights provided in the Offering Documents or otherwise by the Issuer or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Revenue Participation Rights, and that neither the Issuer nor any of its affiliates is

acting or has acted as an advisor to the Investor in deciding to invest in the Revenue Participation Rights.

(i) The Investor is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Offering Documents. The Investor has had access to such information concerning the Issuer and the Revenue Participation Rights as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Revenue Participation Rights.

(j) The Investor understands that each of the Investor's representations and warranties contained in this Revenue Participation Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(k) The Investor acknowledges that the Issuer has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the offering. This Revenue Participation Agreement shall thereafter have no force or effect and the Issuer shall cause the Escrow Agent to return the previously paid Total Purchase Price of the Revenue Participation Rights, without interest thereon, to the Investor.

(l) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Revenue Participation Rights or made any finding or determination concerning the fairness or advisability of this investment.

(m) The Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Issuer, as investment advice or as a recommendation to purchase the Revenue Participation Rights, it being understood that information and explanations related to the terms and conditions of the Revenue Participation Rights and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Revenue Participation Rights.

(n) The Investor confirms that the Issuer has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Revenue Participation Rights or (B) made any representation to the Investor regarding the legality of an investment in the Revenue Participation Rights under applicable legal investment or similar laws or regulations. In deciding to purchase the Revenue Participation Rights, the Investor is not relying on the advice or recommendations of

the Issuer and the Investor has made its own independent decision that the investment in the Revenue Participation Rights is suitable and appropriate for the Investor.

(o) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Revenue Participation Rights. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Revenue Participation Rights and the consequences of this Revenue Participation Agreement. The Investor has considered the suitability of the Revenue Participation Rights as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Revenue Participation Rights.

(p) The Investor is aware of its investment limitations based on Investor's annual net income, net worth and previous investments through other regulation crowdfunding offerings over the proceeding twelve-month period and is compliant with such limitations based on the Total Purchase Price.

(q) The Investor is acquiring the Revenue Participation Rights solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Revenue Participation Rights. The Investor understands that the Revenue Participation Rights have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Revenue Participation Agreement. The Investor understands that the Issuer is relying upon the representations and agreements contained in this Revenue Participation Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(r) The Investor understands that the Revenue Participation Rights may not be transferred by the Investor for a period of one year unless any such transfer is made pursuant to the exemptions found in the regulation crowdfunding statutes and rules.

9. Conditions to Obligations of the Investor and the Issuer. The obligations of the Investor to purchase and pay for the Revenue Participation Rights specified on the signature page and of the Issuer to sell the Revenue Participation Rights are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Issuer contained in Section 6 hereof and of the Investor contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

10. Obligations Irrevocable. The obligations of the Investor shall be irrevocable except as allowed under the laws of Regulation Crowdfunding.

11. Waiver, Amendment. This Revenue Participation Agreement may not be modified or amended except pursuant to a written instrument signed by the Issuer with a Majority Consent of the Investors. For purposes of this Revenue Participation Agreement, "Majority Consent of the Investors" means the affirmative vote of Investors holding, in the aggregate, in excess of 50% of the sum of the Purchase Price of all Investors paid to the Issuer pursuant to this Revenue Participation Agreement (the "Total Offering Amount"); provided, however, that any Investor that does not respond within 15 days of receipt of a written request for an Investor vote shall be deemed to have forfeited such Investor's right to vote on such

action and the Total Offering Amount held by such Investor shall be ignored for purposes of determining the existence of a Majority Consent of the Investors. Except as expressly provided herein, this Revenue Participation Agreement, together with the Revenue Participation Rights, represents the entire agreement between the Investors and the Issuer regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, written or electronic, between them.

12. Assignability. Neither this Revenue Participation Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Issuer or the Investor without the prior written consent of the other party.

13. Waiver of Jury Trial. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS REVENUE PARTICIPATION AGREEMENT.

14. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Revenue Participation Rights by the Investor ("Proceedings"), the Investor irrevocably submits to the jurisdiction of the federal or state chancery courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. Governing Law. This Revenue Participation Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

16. Section and Other Headings. The section and other headings contained in this Revenue Participation Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Revenue Participation Agreement.

17. Counterparts. This Revenue Participation Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. Notices. All notices and other communications provided for herein shall be by email and shall be deemed to have been duly given on the day on which the receiver received such email if sent prior to 5:00 PM in the receiver's time and on the following business day if sent after 5:00 PM.

19. Binding Effect. The provisions of this Revenue Participation Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. Survival. All representations, warranties and covenants contained in this Revenue Participation Agreement shall survive (i) the acceptance of the subscription by the Issuer and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

{SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__.

COMPANY:

Called Higher Studios, Inc.
_____

Founder Signature
_____

Name: [FOUNDER NAME]
_____

Title: [FOUNDER TITLE]
_____

Read and Approved (For IRA Use Only):

INVESTOR:

[ENTITY NAME]
_____

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited